Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
February 6, 2007
Via EDGAR
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Nicholas P. Panos, Esq.
Special Counsel

RE:	Registration Statement on Form S-4
File No. 333-140001
Schedule TO-T; File No. 5-47839
Filed January 16, 2007 by Express Scripts, Inc.

Dear Mr. Panos:
          On behalf of Express Scripts, Inc. (“Express Scripts”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated January 25, 2007 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (file no. 333-140001) (the “Registration Statement”) and the Schedule TO-T (file no. 5-47839) filed by Express Scripts on January 16, 2007 (the “Schedule TO”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. References in this letter to page numbers and section headings refer to page numbers and section headings in the January 16, 2007 Registration Statement (and the prospectus/offer to exchange contained therein) and Schedule TO, as indicated by this letter. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement and/or Schedule TO, as applicable.

Nicholas P. Panos, Esq.
February 6, 2007

          Concurrently with the filing of this letter, Express Scripts is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement and Amendment No. 8 to the Schedule TO reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by Express Scripts. We have also provided, on a supplemental basis, blacklines of these filings marked against the January 16, 2007 filings to facilitate the Staff’s review.
      Form S-4
      Early Commencement
1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Express Scripts will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response: Express Scripts notes the Staff’s comment and confirms that it intends to file a final prospectus pursuant to Rule 424(b) after effectiveness.
      Cover Page of Prospectus
2.	We note your legend states “[t]he information in this prospectus is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively “commence” the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early under Rule 162.

Response: Express Scripts notes the Staff’s comment and confirms that it has replaced the “red herring” legend that was included on the cover page of the preliminary prospectus included in its initial filing with the following legend:
The information contained in this prospectus may be changed. Express Scripts, Inc. may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange

Nicholas P. Panos, Esq.
February 6, 2007

Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.
      Selected Historical Consolidated Financial Data for Express Scripts, page 8
3.	Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:

Express Scripts has revised the Schedule TO to (i) specifically incorporate by reference the financial statements contained within Express Scripts’ Annual Form 10-K for the period ended December 31, 2005 as amended by Express’ Scripts Current Report on Form 8-K (including Items 8.01 and 9.01) filed on January 16, 2007 which are required by Items 1010(a) and 1010(b) of Regulation M-A and (ii) provide more detailed cross references to the information required by Item 1010(c) of Regulation M-A.

Express Scripts has also has inserted following page 14 of the prospectus/offer to exchange a statement of the ratio of earnings to fixed charges (including a pro forma ratio of earnings to fixed charges), which is set forth as Annex A hereto, as required by Item 1010(c)(4) of Regulation M-A and has included a statement of the calculation of this ratio, which is set forth on Annex B hereto, as Exhibit 12.1 to the Registration Statement

Additionally, Express Scripts has added the following line items to the selected historical financial statements contained in the summary portion of the prospectus/offer to exchange: (i) total current assets, non-current assets, total current liabilities and total non-current liabilities relating to Express Scripts and (ii) current assets, non-current assets, current liabilities, total non-current liabilities and per share income and dividend information relating to Caremark. Express Scripts also has included additional balance sheet data (which was previously included in the pro forma financial statements presented in the prospectus/offer to exchange) as part of its presentation of selected unaudited pro forma combined financial data.
     Acceptance for Exchange...page 37
4.	We note that if any tendered shares of Caremark are not accepted for exchange that they will be returned to tendering security holders “as promptly as practicable following the

Nicholas P. Panos, Esq.
February 6, 2007

expiration or termination of the offer.” Please revise as the disclosure does not comport with the Rule 14e-1(c) requirement to promptly return the tendered securities.
Response: In response to the Staff’s comment, Express Scripts has revised the third paragraph on page 37 of the prospectus/offer to exchange to indicate that Express Scripts will promptly return any tendered shares of Caremark common stock that are not accepted for exchange following the expiration or termination of the exchange offer.
      Material Federal Income Tax Consequences, page 42
5.	Revise to state the circumstances under which Express Scripts’ counsel may refuse or be unable to deliver a legal opinion that the offer and second-step merger wi11 qualify as a Section 368(a) reorganization. Disclose, if true, that the tax treatment of the Caremark security holders may be changed to their detriment and to the advantage of Express Scripts depending upon whether or not Express Scripts’ counsel renders such opinion.
Response: In response to the Staff’s comment, Express Scripts has revised the disclosure on page 44 of the prospectus/offer to exchange to set forth the circumstances in which Express Scripts’ counsel would not render a legal opinion that the offer and the second-step merger will qualify as a reorganization under 368(a).
It is not the case that the tax treatment of Caremark security holders may be changed to their detriment and to the advantage of Express Scripts if counsel does not render an opinion as to the qualification as a reorganization for federal income tax purposes of the offer and the second-step merger and Express Scripts elects to effect the reverse merger. In the event that counsel for Express Scripts does not deliver a tax opinion with respect to the offer and the second step merger, Caremark security holders would be subject to taxation in the same manner whether or not the second step merger or the reverse merger is implemented. Express Script’s implementation of the reverse merger would not affect the tax treatment of the Caremark securityholders, but would, to the benefit of all shareholders including Caremark securityholders, potentially mitigate the risk of corporate level taxation with respect to the second step merger.
6.	Please provide us with a brief legal analysis addressing whether or not a tax opinion is going to be provided for the instant tender offer transaction.
Response: The tax disclosure has been amended to provide counsel’s opinion with respect to the U.S. federal income tax consequences of the offer provided that the assumptions set forth therein are satisfied and certain other requirements are met.
7.	Please revise to reflect that a discussion of the material tax consequences of the transaction has been provided. In this regard, please remove your disclaimer that the discussion is “intended only as a summary and does not purport to be a complete analysis of all potential federal income tax consequences.”

Nicholas P. Panos, Esq.
February 6, 2007

Response: In response to the Staff’s comment, Express Scripts has revised the disclosure on pages 4 and 44-45 of the prospectus/offer to exchange to remove the disclaimer.
      Conditions of the Offer, page 50
8.	Advise us, with a view toward revised disclosure, why Express Scripts decided it was necessary to include a financing condition given the “commitments” that have already been received from Credit Suisse et al.
Response: Pursuant to a commitment letter, dated December 18, 2006, by and among Express Scripts, Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch (collectively, “Credit Suisse”), Citigroup Global Markets Inc. and Citicorp North America, Inc. (collectively, “Citigroup”), Express Scripts has obtained binding and enforceable commitments from Credit Suisse and Citigroup to finance the cash portion of the offer. The commitment letter and the term sheets and other attachments thereto (collectively, the “Commitment Letter”) were filed as Exhibit (b) to the Schedule TO, and disclosed and described in detail in the prospectus/offer to exchange. Please see the response to Item 15 for a discussion of the material conditions to these commitments as well as the risk of a default under the terms of the financing.
Based upon these financing commitments, the Express Scripts offer is fully financed. However, as is typical, the receipt of funds pursuant to the financings described in the Commitment Letter remains subject to execution of definitive documentation and the satisfaction of customary closing conditions contained therein. Due to the significant amount of cash required to complete the offer and because Express Scripts does not currently have other financing arrangements in place with respect to the offer, Express Scripts has determined as a business matter that a condition relating to receipt of funds contemplated by the commitment letter is appropriate.
9.	Advise us, with a view toward revised disclosure, whether Express Scripts’ receipt of proceeds pursuant to these commitments will be interpreted as a material change to the tender offer. To the extent that the receipt of funds will not be interpreted as a material change, please provide us with a brief legal analysis in support of Express Scripts’ position. Any analysis provided should specifically address whether or not the receipt of funds will result in a waiver of the financing condition. In addition, any analysis should address whether or not the receipt of funds, in and of itself, will constitute a material change that will require at least five business days remain in the offer as required by Rule 14d-4(d)(2)(i).
Response: The Staff has requested an analysis as to whether, among other things, Express Scripts would interpret the receipt of funds pursuant to the committed financings as a “material change” in the exchange offer. We respectfully submit to the Staff that the receipt of the aforementioned funds upon terms materially consistent with the terms described in the Commitment Letter (and as disclosed in the prospectus/offer to exchange) would not constitute a “material change” nor require an extension of the exchange offer

Nicholas P. Panos, Esq.
February 6, 2007

pursuant to Rule 14d-4(d)(2)(i). As discussed below, Express Scripts views the receipt of the committed funds contemplated by the Commitment Letter as the satisfaction of one of the conditions to the offer and not a “material change” to the offer. Express Scripts further respectfully submits that thus requiring an extension of the offer following Express Scripts’ receipt of the committed funds, would add serious risk to the ability of Express Scripts (or any bidder in a similar position) to consummate the offer.
As discussed in response to Comment 8 above, Express Scripts has obtained fully committed financing for the offer. By disclosing and describing the Commitment Letter in the prospectus/offer to purchase and by filing the Commitment Letter as an exhibit to the Schedule TO, Express Scripts has identified the sources of its financing, disclosed the material terms and conditions of the financing and has clearly indicated that it is prepared to borrow the funds upon the terms contemplated by the Commitment Letter. Express Scripts expects to enter into definitive loan agreements upon terms and with conditions materially consistent with the terms and conditions already described in the Commitment Letter and prospectus/offer to exchange, and Express Scripts confirms to the Staff that it will file the appropriate definitive loan agreements and make any necessary revisions to its existing disclosure upon execution of such agreements. Express Scripts respectfully submits that, so long as the definitive loan agreements contain terms which are consistent with its existing disclosure, the execution of these agreements would not result in a material change to the offer or in the facts previously disclosed to Caremark stockholders. Thus, this is not a case where a bidder has commenced a tender offer without financing in place and where the obtaining of financing would need to be described to the target stockholders at a later date (in which case, we agree that either five business days would need to remain in the offer period or an extension would be appropriate). In other words, while the receipt of funding upon the terms contemplated by the already existing commitments would result in the satisfaction of a material condition to the exchange offer, it would not constitute a “material change” in the offer or a waiver of a condition to the offer.
Express Scripts notes that the satisfaction of a material condition to an offer is not typically regarded by the SEC as a “material change” in that offer.[1] In this regard, the receipt of the contemplated funding is analogous to the satisfaction of a minimum tender condition. If a minimum tender condition becomes satisfied only on the expiration date,

[1]	Express Scripts respectfully submits that the satisfaction of a financing condition, in and of itself, does not fall within any previously published requirement for an extension of a tender offer. See Rule 14d-4(d)(2) under the Securities Exchange Act of 1934, as amended (which indicates that when a bidder disseminates a preliminary prospectus under Rule 14d-4(b), the offer must remain open for five business days from the date that material changes to the tender offer materials are disseminated to security holders); Release No. 34-24296 (April 3, 1987) (which requires a tender offeror to disclose “...material changes in the information...given to security holders...” and that “...security holders have sufficient time to consider and react to the new information”); and Release No. 34-42055 (October 26, 1999) ( ”... exchange offers that commence early must remain open for at least ... five business days for a prospectus supplement containing a material change other than price or share levels ...”).

Nicholas P. Panos, Esq.
February 6, 2007

as is often the case in tender offers, a bidder is not required to keep the offer open for an additional period of five business days or otherwise.
Express Scripts confirms to the Staff that it recognizes that there may be circumstances or events relating to the financing of its offer that would require revised disclosure and, if those circumstances and/or events constitute a “material change” to what had been previously disclosed, would require the offer to remain open for an additional period of time thereafter. For example, if the terms of the financing, including those contained in definitive loan agreements, differ materially from the terms currently described in the prospectus/offer to exchange, Express Scripts intends to fully comply with the applicable requirements of, and its obligations under, Rule 14d-4 including, if necessary, by extending the offer so as to not expire within less than five business days. Additionally, if Express Scripts waives the “financing condition” (such that the receipt of funds contemplated by the Commitment Letters was no longer a condition to its offer), Express Scripts will, as necessary, extend the expiration date of its offer to allow stockholders sufficient time to consider this waiver.
If the Staff were to take an alternative position to that described above, and Express Scripts were required keep its offer open for at least five business days after satisfaction of the financing condition, Express Scripts would, in effect, be required to waive, in advance, the condition that the lenders fund the committed financing. Express Scripts’ lenders will make funds available to Express Scripts only upon, and simultaneously with, Express Scripts’ acceptance for exchange of shares tendered in the exchange offer. This timing is typical in connection with acquisition-related financing. Therefore, the funding condition, by its nature, can only be satisfied at the time Express Scripts accepts shares for exchange — which will occur at the expiration of the offer. If Express Scripts were required to waive in advance the funding condition, it would be forced to bear the risk (which is a business, and not a legal, judgment) in the event that, for whatever reason, the committed financing was not funded. Express Scripts is not willing to take this $15 billion financing risk and does not believe that Caremark stockholders should be prevented from considering the offer simply because of this determination. Because Caremark stockholders have received clear and complete disclosure regarding the funding condition, Express Scripts believes that stockholders will be able to exercise their own judgment regarding the offer and that any benefit Caremark stockholders might receive from an additional five business days would be outweighed by the adverse effect such requirement could have on the economic terms of the offer. Alternatively, faced with the prospect of an early waiver requirement, Express Scripts could be forced to attempt to obtain financing which would allow it to borrow $15 billion in advance of the expiration of the exchange offer, even though it would not yet know the number of shares tendered or whether any of the other conditions to the exchange offer have been triggered. This result would also cause Express Scripts to incur additional fees and other expenses, which, if such financing were available to Express Scripts on acceptable terms and conditions (and there is no guaranty that such financing would be available), could affect the per share consideration which Express Scripts offers to Caremark stockholders.

Nicholas P. Panos, Esq.
February 6, 2007

Express Scripts, therefore, respectfully submits that such a requirement would be costly, impracticable and not in the best interests of Caremark stockholders.

10.	The disclosure indicates that once a condition is triggered, a failure by Express Scripts to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Express Scripts reserves the right to conduct an illusory offer.

Response: We note the Staff’s position, however, we believe that the referenced disclosure is appropriate and does not create the implication that Express Scripts is reserving the right to conduct an illusory offer. The intent of this disclosure is two-fold. First, the disclosure allows Express Scripts to identify a failed condition without the risk of being deemed to have waived such condition as a result of a good faith delay in determining the underlying facts. This risk is particularly acute in the current transaction in light of the fact that Express Scripts does not currently have access to non-public information regarding Caremark, but may obtain access in the future. Whether a condition has or has not been satisfied is typically not immediately apparent, and the determination by an offeror regarding whether conditions have or have not been satisfied is typically made at the expiration of an offer.

Second, there are certain conditions that, while satisfied today, may no longer be satisfied at some point during the pendency of the offer but would still be capable of being cured prior to the expiration of the offer. For example, Express Scripts’ offer currently contains the condition that Caremark has not declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Caremark including by adoption of a shareholders rights plan which has not otherwise been terminated or rendered inapplicable to the offer. In the event that Caremark’s board of directors were to adopt a shareholders rights plan during the pendency of the offer, the above mentioned condition would be triggered. To effectively require Express Scripts to promptly terminate the offer at that time (since a waiver would not be possible as an economic matter), notwithstanding the fact that Caremark’s board could redeem these rights, would needlessly deprive Caremark stockholders of the right to tender into the offer. Therefore, Express Scripts believes it should have the right to proceed with the offer (without having been deemed to waive its right to invoke a condition that is clearly disclosed in the prospectus/offer to exchange) and test the satisfaction of conditions at the expiration of the offer.

Express Scripts recognizes that if it accepts shares for exchange in the offer and certain conditions to the offer have not been satisfied at that time, these conditions will be deemed to have been waived. Furthermore, Express Scripts will not, and does not believe that the terms of its offer give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the offer, such that its offer would be effectively illusory.

Nicholas P. Panos, Esq.
February 6, 2007

Additionally, Express Scripts confirms that if a condition is triggered and Express Scripts makes a definitive determination not to invoke such condition in connection with the offer, Express Scripts will publicly announce such determination and waive the condition. Express Scripts supplementally advises the Staff that, in such event, it will comply with Release No. 34-24296 (April 3, 1987) and give stockholders sufficient time to react to the new information.

11.	The closing paragraph states Express Scripts believes that the conditions are “deemed an ongoing right” which may be asserted at any time from time to know. We believe that defining the conditions as “an ongoing right” that Express Scripts may assert at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Response: Express Scripts notes the fifth full paragraph on page 54 of the prospectus/offer to exchange currently indicates that Express Scripts may assert the conditions to the offer, other than the “HSR Condition,” “Stockholder Approval Condition,” “Registration Statement Condition,” and “NASDAQ Listing Condition,” at any time “until the expiration of the offer” (emphasis added). In addition to government approvals, Express Scripts would be prohibited by law or regulation from completing the offer if these other aforementioned conditions were not satisfied.

Additionally, in response the Staff’s comment, Express Scripts has revised the third sentence in the fifth full paragraph on page 54 of the prospectus/offer to exchange to read as follows (with the new language underlined in this letter):
The failure by Express Scripts at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer.
Forward-Looking Statements, page 90
12.	We note the reference to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure in the Form S-4 stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Nicholas P. Panos, Esq.
February 6, 2007

Response: In response to the Staff’s comment, Express Scripts has revised the forward looking statements on page 90 of the prospectus/offer to exchange to remove the reference to the Private Securities Litigation Reform Act of 1995.

Schedule TO

13.	Advise us, with a view toward disclosure, how Express Scripts complied with Item 3(c) of Schedule TO.

Response: Express Scripts believes that it has satisfactorily complied with Item 3 of Schedule TO, which references Item 1003 of Regulation M-A, by providing the information called for by Item 1003(c) of Regulation M-A for each of the persons listed in Schedule I to the prospectus/offer to exchange. Schedule I lists each of Express Scripts’ directors and executive officers who Express Scripts has identified for Section 16 and other SEC reporting purposes. Because Express Scripts is a widely held public company, Express Scripts believes that it has identified all relevant persons who have control over or influence the operations of Express Scripts.

14.	The disclosure provided in response to Item 5 of Schedule TO appears to discuss only stock transactions. Please confirm for us that disclosure is not required concerning any transactions that may have occurred in other classes of securities.

Response: In response to Item 5 of Schedule TO, Express Scripts confirms that, other than the stock transactions discussed in the prospectus/offer to exchange, none of KEW Corp., Express Scripts or any of the persons identified on Schedule I to the prospectus/offer to exchange has engaged in any transaction involving any class of Caremark securities in the past 60 days and has revised this disclosure accordingly.
15.	Advise us, with a view toward revised disclosure, how Express Scripts complied with Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A. It appears that Express Scripts needs to revise its disclosure to itemize the material conditions to which the financing remains subject. In addition, the terms of the credit arrangement also should address the satisfaction of any “no default” clause. The presence or absence of alternative financing arrangements should be disclosed in the document disseminated to security holders, as should disclosure concerning any future agreement to which the financing is subject.

Response: Express Scripts notes the Staff’s comment and respectfully submits that it has complied with Item 1007(b) of Regulation M-A by providing the information set forth under the heading “Source and Amount of Funds—Conditions to Borrowing” beginning on page 57 of the prospectus/offer to exchange, which is incorporated by reference into the Schedule TO. This section presents a detailed bullet-point list of the material conditions to the credit facilities contemplated by the commitment letter. Express Scripts

Nicholas P. Panos, Esq.
February 6, 2007

has revised the lead-in immediately following the subheading “Conditions to Borrowing” on page 57 of the prospectus/offer to exchange as follows:

Borrowings under the initial facilities will be subject to certain conditions. Set forth below is a description of the material conditions to borrowing under the initial facilities:

When Express Scripts has finalized definitive agreements with respect to this financing, it will file these agreements as exhibits to the Schedule TO and will disclose any material change to the conditions previously disclosed to stockholders, and, in the case of material change, Express Scripts would ensure that five business days remain in the offer period or would otherwise appropriately extend the offer period.

Express Scripts notes to the Staff that the ninth paragraph of the Commitment Letter provides that “[n]otwithstanding anything in this Commitment Letter, the Fee Letter, the definitive documentation with respect to the Facilities or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, . . . (ii) the terms of the definitive documentation with respect to the Facilities shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions set forth herein and the Exhibits attached hereto to this Commitment Letter are satisfied.” (emphasis added) In other words, the final credit documentation entered into in connection with the loan facilities will be consistent with the terms set forth in the Commitment Letter and cannot contain an event of default, representation, warranty, covenant or other provision that would prevent closing if the closing conditions set forth in the Commitment Letter are satisfied. Because Express Scripts has summarized the material conditions to closing specifically identified in the Commitment Letter and has added additional language in the prospectus/offer to exchange highlighting the material conditions set forth in the Commitment Letter, Express Scripts believes that no additional disclosure with respect to a “no default” clause is necessary.

Additionally, Express Scripts previously disclosed, under the heading “Source and Amount of Funds—Commitments” beginning on page 55 of the prospectus/offer to exchange, that it does not currently have any alternative arrangements or alternative plans with respect to financing the cash consideration in the offer and the second-step merger.

16.	Please provide us with a brief legal analysis explaining whether or not the fee letter needs to be filed as an exhibit to Schedule TO given that financing appears contingent upon Express Scripts’ satisfaction of the terms in that letter.

Response: Express Scripts confirms that the only conditions in the fee letter relate to payment of fees by Express Scripts to the parties thereto. Express Scripts believes that the content of the fee letter is not material to stockholders because the fees covered by the fee letter are reflected in the aggregate amount of fees taken into account when calculating the total amount of cash required to complete the transaction, as disclosed under the

Nicholas P. Panos, Esq.
February 6, 2007

heading “Source and Amount of Funds—Amount of Funds Required” on page 55 of the prospectus/offer to exchange. The closing fees will be netted from the closing wires, automatically satisfying this condition at funding. Accordingly, stockholders have been given the appropriate information regarding the impact of the fees to be paid in connection with the financing and there are no other material conditions in the fee letter necessary to disclose to stockholders. In addition, Express Scripts respectfully submits that it is not customary to file the fee letter in these types of transactions.

General

17.	Revise to update the prospectus. For example, the disclosure with respect to the request for the security holder list under Rule 14d-5 needs to be modified. In addition, Express Scripts’ statements concerning the superiority of their offer premium and proposal need to be modified to reflect current valuations.

Response: Express Scripts respectfully acknowledges the Staff’s comment and has updated the prospectus to, among other things, indicate the current valuation of the offer and updated the background section to reflect events since the original filing of the Registration Statement on January 16, 2007.
* * *
          If you have any questions with respect to the foregoing, please contact me at (212) 735-2770, Howard Ellin at (212) 735-2438 or Ken Wolff at (212) 735-2681.

Very truly yours,
/s/ Lou R. Kling
Lou R. Kling

CC: Thomas Boudreau, Express Scripts Senior Vice President and General Counsel

ANNEX A
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Express Scripts’ historical ratio of earnings to fixed charges for the last five fiscal years and the nine month period ended September 30, 2006 and pro forma combined ratio of earnings to fixed charges for the year ended December 31, 2005 and for the nine month period ended September 30, 2006. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes, cumulative effect of accounting change, undistributed loss from joint venture and fixed charges, and “fixed charges” consist of interest expense and a share of rent expense which is deemed to be representative of an interest factor.

	Historical						Pro Forma Combined(1)
	Nine Months Ended	Year Ended December 31,					Nine Months Ended	Year Ended
	September 30, 2006	2005	2004	2003	2002	2001	September 30, 2006	December 31, 2005
Ratio of earnings to fixed charges	7.7	14.6	10.3	9.7	7.8	6.3	2.3	2.0

(1)	The Pro Forma Combined reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in this prospectus/offer to exchange, see the section of this prospectus/offer to exchange entitled “Selected Unaudited Pro Forma Combined Financial Data”.

ANNEX B
EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003, 2002, AND 2001
(Unaudited)

	Historical						Pro Forma Combined(3)
	Nine Months Ended	Year Ended December 31,					Nine Months Ended	Year Ended
(in millions, except ratios)	September 30, 2006	2005	2004	2003	2002	2001	September 30, 2006	December 31, 2006

Fixed charges:
Interest expense (1)	$71	$37	$42	$41	$44	$35	$746	$994
Interest portion of rental expense(2) (4)	7	8	7	6	5	5	21	27

Total fixed charges	78	45	49	47	49	40	767	1,021

Earnings:
Income before income taxes and cumulative effect of accounting change	521	615	451	405	328	208	978	1,026
Add: Undistributed loss from joint venture	1	2	5	6	5	2	1	2

Total adjusted earnings	$600	$662	$505	$458	$382	$250	$1,746	$2,049

Ratio of earnings to fixed charges	7.7	14.6	10.3	9.7	7.8	6.3	2.3	2.0

(1)	Interest expense includes the amortization on our deferred financing fees.

(2)	The interest portion of rental expenses has been estimated using an approximate interest factor.

(3)	The Pro Forma Combined reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in the prospectus/offer to exchange contained within the Registration Statement on Form S-4, see the section of this prospectus/offer to exchange entitled “Selected Unaudited Pro Forma Combined Financial Data”.

(4)	The Pro Forma Combined interest portion of rental expense for the nine-months ended September 30, 2006 has been estimated using an approximate based on Caremark’s reported 2005 rent expense.